SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.)*

Toast, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000001 per share
(Title of Class of Securities)

888787108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 13

Exhibit Index on Page 13

CUSIP # 888787108	Page 2 of 13

1	NAMES OF REPORTING PERSONS Technology Crossover Management X, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,682,515 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 26,682,515 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,682,515 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 888787108	Page 3 of 13

1	NAMES OF REPORTING PERSONS Technology Crossover Management X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,577,825 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 25,577,825 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,577,825 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.9% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 888787108	Page 4 of 13

1	NAMES OF REPORTING PERSONS TCV X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,724,767 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 19,724,767 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,724,767 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 888787108	Page 5 of 13

1	NAMES OF REPORTING PERSONS TCV X (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,387,060 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 4,387,060 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,387,060 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 888787108	Page 6 of 13

1	NAMES OF REPORTING PERSONS TCV X (A) Blocker, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 504,342 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 504,342 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,342 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 888787108	Page 7 of 13

1	NAMES OF REPORTING PERSONS TCV X (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 961,656 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 961,656 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 961,656 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 888787108	Page 8 of 13

1	NAMES OF REPORTING PERSONS TCV X Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,104,690 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 1,104,690 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,690 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 888787108	Page 9 of 13

Item 1(a).	Name of Issuer

Toast, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

401 Park Drive, Suite 801

Boston, MA 02215

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management X, Ltd., a Cayman Islands exempted company (“Management X”), (2) Technology Crossover Management X, L.P, a Cayman Islands exempted limited partnership (“TCM X”), (3) TCV X, L.P., a Cayman Islands exempted limited partnership (“TCV X”), (4) TCV X (A), L.P., a Cayman Islands exempted limited partnership (“TCV X (A)”), (5) TCV X (A) Blocker, L.P., a Cayman Islands exempted limited partnership (“TCV X (A) Blocker”), (6) TCV X (B), L.P., a Cayman Islands exempted limited partnership (“TCV X (B)”), and (7) TCV X Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund X”). The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:

c/o TCV

250 Middlefield Road

Menlo Park, California 94025

Item 2(c).	Citizenship

Management X is a Cayman Islands exempted company. Each of TCM X, TCV X, TCV X (A), TCV X (A) Blocker, TCV X (B) and Member Fund X is a Cayman Islands exempted limited partnership.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Class A Common Stock, par value $0.000001 per share (“Class A Common Stock”)

CUSIP Number: 888787108

Item 3.	Not applicable.

CUSIP # 888787108	Page 10 of 13

Item 4.	Ownership

On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Name of Investor	Shares of Class A Common Stock	Shares of Class B Common Stock	Total Shares of Class A Common Stock Assuming Conversion of Class B Common Stock	Percentage of Class A Common Stock Assuming Conversion of Class B Common Stock(1)	Percentage of Voting Power Assuming No Conversion of Class B Common Stock(2)
TCV X, L.P.	462,137	19,262,630	19,724,767	3.9%	4.4%
TCV X (A), L.P.	0	4,387,060	4,387,060	0.9%	1.0%
TCV X (A) Blocker, L.P.	114,602	389,740	504,342	0.1%	0.1%
TCV X (B), L.P.	22,531	939,125	961,656	0.2%	0.2%
TCV X Member Fund, L.P.	25,730	1,078,960	1,104,690	0.2%	0.2%
Technology Crossover Management X, L.P.	599,270	24,978,555	25,577,825	5.1%	5.7%
Technology Crossover Management X, Ltd.	625,000	26,057,515	26,682,515	5.3%	6.0%

(1) The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 73,730,137 shares of Class A Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (“Form 10-Q”) filed with the Securities and Exchange Commission on November 9, 2021, and assumes such Reporting Person’s conversion (but not the conversion of any other Reporting Person) of its Class B Common Stock into shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i). Each share of Class B Common Stock will automatically be converted into one (1) share of Class A Common Stock automatically upon the earlier of (i) September 10, 2028 (seven years from the date of the filing and effectiveness of the Issuer’s amended and restated certificate of incorporation in Delaware), or (ii) the date the holders of at least two-thirds of the Issuer’s outstanding Class B Common Stock elect to convert the Class B Common Stock to Class A Common Stock.

(2) Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to 10 votes on each matter. The information shown in the table with respect to the percentage of voting power is based on 73,730,137 shares of Class A Common Stock and 431,016,172 shares of Class B Common Stock outstanding as of November 2, 2021, as reported in the Form 10-Q.

Each of TCV X, TCV X (A), TCV X (A) Blocker, TCV X (B) and Member Fund X (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

CUSIP # 888787108	Page 11 of 13

Management X, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Class A Common Stock and Class B Common Stock. TCM X, as the direct general partner of TCV X, TCV X (A), TCV X (A) Blocker and TCV X (B) (collectively, the “TCV X Funds”), may also be deemed to have sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock held by the TCV X Funds and have the sole power to direct the vote of such shares of Class A Common Stock and Class B Common Stock. Each of Management X and TCM X disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP # 888787108	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Technology Crossover Management X, Ltd.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

Technology Crossover Management X, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (A) Blocker, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

CUSIP # 888787108	Page 13 of 13

EXHIBIT

Exhibit
Exhibit 99.1	Agreement of Joint Filing dated February 14, 2022.
Exhibit 99.2	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 13G/A relating to the Class A Common Stock of GitLab Inc. filed on February 14, 2022).